October 12, 2006


Liberty Life Insurance Company
(RBC Insurance)
Attn:  Mr. Michael Deardorff
2300 Main, Suite 450
Kansas City, MO 64108

Re: Action Requested - Distribution, Shareholder Servicing, Administrative Servicing and Fund/SERV Agreements relating to Janus Adviser Series, Janus Aspen Series and/or Janus Investment Fund.

Dear Client:

Effective May 23, 2005, the Securities and Exchange Commission adopted Rule 22-c(2) (and as may be amended from time to time, the "Rule") of the Investment Company Act of 1940 (the "1940 Act"). The Rule requires that Janus enter into written agreements with its financial intermediaries (as such term is defined in the Rule) whereby each such financial intermediary agrees to provide Janus with certain shareholder identity and transaction information and to carry out certain instructions from Janus. These requirements are designed to allow Janus to more effectively enforce its market timing policies in an effort to protect Janus and its shareholders from the harmful effects of short-term trading.

You ("Intermediary") are currently party to one or more of the above (or similar) agreements with one or more of the Janus entities (all such agreements of which you are currently a party are collectively referred to herein as the "Current Agreements"). In order to comply with the Rule, Janus and Intermediary desire to supplement the Current Agreements pursuant to and in accordance with this letter agreement ("Letter Agreement").

For good and valuable consideration, the receipt of which is hereby acknowledged, Janus and Intermediary hereby agree to supplement the Current Agreements as follows:

1.       Shareholder Information

         1.1 Agreement to Provide Information. Intermediary agrees to provide Janus, upon written request, the taxpayer identification number ("TIN"), if known, of any or all Shareholder(s) of the account and the amount, date, name or other identifier of any investment professional(s) associated with the Shareholder(s) or account (if known), and transaction type (purchase, redemption, transfer, or exchange) of every purchase, redemption, transfer, or exchange of Shares held through an account of Janus maintained by the Intermediary during the period covered by the request.

                  1.1.1 Period Covered by Request. Requests must set forth a specific period, not to exceed ninety (90) days from the date of the request, for which transaction information is sought. Janus may request transaction information older than ninety (90) days from the date of the request as it deems necessary to investigate compliance with policies established by Janus for the purpose of eliminating or reducing any dilution of the value of the outstanding shares issued by Janus.

                  1.1.2 Form and Timing of Response. Intermediary agrees to transmit the requested information that is on its books and records to Janus or its designee promptly, but in any event not later than five (5) business days, after receipt of a request. If the requested information is not on the Intermediary's books and records, Intermediary agrees to: (i) provide or arrange to provide to Janus the requested information from shareholders who hold an account with an indirect intermediary; or (ii) if directed by Janus, block further purchases of fund Shares from the indirect intermediary. In such instance, Intermediary agrees to inform Janus whether it plans to perform (i) or
(ii). Responses required by this paragraph must be communicated in writing and in a format mutually agreed upon by the parties. To the extent practicable, the format for any transaction information provided to Janus should be consistent with the NSCC Standardized Data Reporting Format. For purposes of this provision, an "indirect intermediary" has the same meaning as provided for in the Rule.

                  1.1.3 Limitations on Use of Information. Janus agrees not to use the information received pursuant to this Agreement for any purpose other than as necessary to comply with the provisions of Rule 22c-2 or to fulfill other regulatory or legal requirements subject to the privacy provisions of Title V of the Gramm-Leach-Bliley Act (Public Law 106-102) and comparable state laws.

         1.2 Agreement to Restrict Trading. Intermediary agrees to execute written instructions from Janus to restrict or prohibit further purchases or exchanges of Shares by a Shareholder that has been identified by Janus as having engaged in transactions of the fund's Shares (directly or indirectly through the Intermediary's account) that violate policies established by Janus for the purpose of eliminating or reducing any dilution of the value of the outstanding Shares issued by Janus.

                  1.2.1 Form of Instructions. Instructions must include the TIN, if known, and the specific restriction(s) to be executed and how long the restrictions are to remain in place. If the TIN is not known, the instructions must include an equivalent identifying number of the Shareholder(s) or account(s) or other agreed upon information to which the instruction relates. Upon request of the Intermediary, Janus agrees to provide to the Intermediary, along with any written instructions to prohibit further purchases or exchanges of Shares by Shareholder, information regarding those trades of the Shareholder that violated the fund's policies relating to eliminating or reducing any dilution of the value of the fund's outstanding Shares.

                  1.2.2 Timing of Response. Intermediary agrees to execute instructions as soon as reasonably practicable, but not later than five (5) business days after receipt of the instructions by the Intermediary.

                  1.2.3 Confirmation by Intermediary. Intermediary must provide written confirmation to Janus that instructions have been executed. Intermediary agrees to provide confirmation as soon as reasonably practicable, but not later than ten (10) business days after the instructions have been executed.

         1.3. Definitions For purposes of this Letter Agreement:

                  1.3.1 The term "Shares" means the interests of Shareholders corresponding to the redeemable securities of record issued by Janus under the 1940 Act that are held by the Intermediary.

                  1.3.2    The term "Shareholder" means:

a. the beneficial owner of Shares, whether the Shares are held directly or by the Intermediary in nominee name;

                  b. as this Letter Agreement relates to retirement plan accounts, the Plan participant notwithstanding that the Plan may be deemed to be the beneficial owner of the Shares; and

                  c. as this Letter Agreement relates to accounts of variable annuities or variable life insurance contracts, the holder of interest in a variable annuity or variable life insurance contract issued by the Intermediary.

                  1.3.3 The term "written" includes electronic writings and facsimile transmissions.

2.       Effectiveness of Agreement.

         2.1 Effective Date. The provisions of this Letter Agreement shall become effective as of the final compliance date included in the Rule.



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Please acknowledge your agreement to this Letter Agreement by signing where indicated below and return it to the following address:

                  Janus Distributors LLC
                  151 Detroit Street
                  Denver, CO  80206
                  Attn: Denise Roberson

Please address all questions or comments to Denise Roberson at 303-316-5765 or at denise.roberson@janus.com.

Sincerely,



Michelle Rosenberg
Assistant Vice President



AGREED AND ACKNOWLEDGED:

LIBERTY LIFE INSURANCE COMPANY


By:
   --------------------------------------------------

Name:             Michael Deardorff
Title:            Sr. Vice President